FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

ATS Corporation (the "**Company**")
730 Fountain Street North
Cambridge, Ontario N3H 4R7

Item 2   Date of Material Change

January 19, 2026

Item 3   News Release

A news release relating to the material change described below was disseminated on January 19, 2026 through Business Wire. The news release was subsequently filed on the System for Electronic Data Analysis and Retrieval+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Item 4   Summary of Material Change

On January 19, 2026, the Company announced that Ryan McLeod has resigned from his role as Chief Financial Officer to pursue an opportunity in an unrelated industry and the effective date for Mr. McLeod's departure will be February 15, 2026.

Item 5   Full Description of Material Change

On January 19, 2026, the Company announced that Mr. McLeod has resigned from his role as Chief Financial Officer to pursue an opportunity in an unrelated industry and the effective date for Mr. McLeod's departure will be February 15, 2026.

Anne Cybulski, VP, Corporate Controller, will assume the role as interim Chief Financial Officer upon Mr. McLeod's departure, while a search for a permanent replacement is conducted. Ms. Cybulski has served in progressive finance positions since joining the Company in 2009 and has served in her current role since 2022. Additionally, she recently served as interim Chief Financial Officer prior to Doug Wright's appointment as Chief Executive Officer.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Gordon Raman
Chief Legal Officer
(519) 653-6500

Item 9 Date of Report

January 23, 2026